Exhibit 99.1

News Release
B2Gold Corp. Achieved Record 2014 Quarterly/Full Year Production
Achieved Commercial Production at Otjikoto Mine on February 28, 2015.
2015 Outlook Provides for Strong Production Growth of Approximately 35% and Reduced Costs Per Ounce.

Vancouver, March 12, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports its operational and financial results for the fourth quarter and year ended December 31, 2014. The Company previously released its 2014 gold production and revenue as well as its production and cash cost guidance for 2015 (see news release dated 01/21/15). All dollar figures are in United States dollars unless otherwise indicated.

2014 Fourth Quarter Highlights

•	Record quarterly consolidated gold production of 111,804 ounces (or 118,963 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December)
•	Record quarterly gold production at the Masbate Mine of 62,972 ounces
•	Consolidated cash operating costs of $646 per ounce and all-in sustaining costs of $946 per ounce
•	Gold revenue of $122.4 million on sales of 102,612 ounces at an average price of $1,193 per ounce
•	Cash flow from operating activities of $38.6 million ($0.04 per share)
•	Strong cash position of $133 million at year-end
•	Achieved commercial production at the Otjikoto Mine on February 28, 2015
•	Acquisition of Papillon Resources Limited completed on October 3, 2014, resulting in the acquisition of the high-quality Fekola Gold Project in Mali
•	Fekola feasibility study underway with completion expected in the second quarter of 2015
•	Road construction and site earthworks commenced at the Fekola Project in February 2015

2014 Full-Year Highlights

•	Record annual consolidated gold production of 384,003 ounces (or 391,162 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December)
•	Record annual gold production at La Libertad Mine of 149,763 ounces
•	Consolidated cash operating costs of $680 per ounce and all-in sustaining costs of $1,101 per ounce, both within the Company’s full-year 2014 guidance range
•	Gold revenue of $486.6 million on record sales of 386,219 ounces at an average price of $1,260 per ounce
•	Cash flow from operating activities of $113.7 million ($0.15 per share)
•	2015 outlook provides for strong production growth of approximately 35% to between 500,000 to 540,000 ounces of gold with cash operating costs per ounce decreasing

2014 Fourth Quarter and Full-Year Operational Results

B2Gold achieved another record year of production in 2014 producing 384,003 ounces of gold (or 391,162 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December), and completed the year with a record fourth quarter producing 111,804 ounces of gold (or 118,963 ounces including 7,159 ounces of pre-commercial production from Otjikoto in December). In addition, on February 28, 2015, the new Otjikoto Mine achieved commercial production after a strong start-up following its first gold pour on December 11, 2014, one week ahead of schedule.

In the fourth quarter of 2014, consolidated cash operating costs were $646 per ounce, comparable to both budget of $645 per ounce and $638 per ounce in the fourth quarter of 2013. All-in sustaining costs for the quarter were $946 per ounce (Q4 2013 - $986 per ounce). For the year ended December 31, 2014, consolidated cash operating costs were $680 per ounce (2013 - $681 per ounce) and all-in sustaining costs were $1,101 per ounce (2013 - $1,064 per ounce), both of which were within the Company’s full-year 2014 guidance range.

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, together with the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce, reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than the gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued ramp-up of gold production at Otjikoto.

2014 Fourth Quarter and Full-Year Financial Results

For the fourth quarter of 2014, the Company reported a (GAAP) loss of $356.8 million (negative $0.39 per share) compared to (GAAP) net income of $26.2 million ($0.04 per share) in the equivalent period of 2013. The reported loss in the quarter was mainly due to the recognition of a non-cash impairment charge relating to Masbate. During the fourth quarter of 2014, and subsequent to the year-end, the Company completed an updated metallurgical sampling and analysis program as part of an expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year-end reserve and resource estimates. The updated metallurgical study has resulted in 3% lower projected life of mine recoveries due to a number of factors including an increase, at depth, in the amount of sulphide ore type that has lower projected recoveries and the mining out over the course of 2013 and 2014 of predominantly oxide ore, which has the highest recoveries. The lower projected recoveries, lower long-term gold price assumption of $1,300 per ounce (as compared to a spot gold price of $1,676 per ounce at the CGA acquisition date) and a decision not to proceed with the Masbate Mill expansion at this time impacted the current value of the Masbate Mine. As a result, the Company recorded a net impairment charge of $305.2 million (after-tax) at year-end 2014.

For full-year 2014, the Company generated a (GAAP) loss of $666.4 million (negative $0.90 per share) compared to (GAAP) net income of $67.3 million ($0.11 per share) in 2013. During the year ended December 31, 2014, the Company recorded non-cash impairment charges totaling $603.6 million (after-tax). The non-cash impairment charges (after-tax) consisted mainly of a goodwill impairment charge of $202.1 million, Masbate Mine long-lived assets impairment charge of $305.2 million and an investment in the Gramalote joint venture impairment charge of $96.3 million.

For the fourth quarter of 2014, the Company reported an adjusted loss of $8.4 million (negative $0.01 per share) compared to adjusted net income of $0.6 million ($0.00 per share) in the same period of 2013. For full-year 2014, adjusted net income was $6.7 million ($0.01 per share) compared to $59 million ($0.09 per share) in 2013. The decrease in adjusted net income was mainly due to the decline in the average realized gold price, decreasing to $1,260 per ounce in 2014 from $1,429 per ounce in 2013.

Consolidated gold revenue for the fourth quarter of 2014 was $122.4 million on sales of 102,612 ounces at an average realized price of $1,193 per ounce compared to $138.1 million (which included a non-cash amount of $9.3 million related to amortization of deferred revenue) on sales of 106,185 ounces at an average realized price of $1,300 per ounce in the fourth quarter of 2013. Gold revenue declined in the quarter mainly due to an 8% decrease in the average realized gold price.

For full-year 2014, consolidated gold revenue was $486.6 million on record sales of 386,219 ounces at an average realized price of $1,260 per ounce compared to $544.3 million (which included a non-cash amount of $37.4 million related to amortization of deferred revenue) on sales of 380,895 ounces at an average realized price of $1,429 per ounce in the same period last year. Gold revenue in 2013 also included the sale of 20,811 ounces relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Cash flow from operating activities was $38.6 million ($0.04 per share) in the fourth quarter of 2014 compared to $38.4 million ($0.06 per share) in the fourth quarter of 2013. For full-year 2014, cash flow from operating activities was $113.7 million ($0.15 per share) compared to $147.8 million in 2013 ($0.23 per share). In the first quarter of 2013, operating cash flows benefitted from the gold sales of approximately $33 million for the Masbate Mine’s gold product inventory acquired on January 16, 2013. Excluding these, cash flows from operating activities were at similar levels and reflect the continued strong performance of the Company’s operating mines even in a lower gold price environment. Overall, operating cash flows reflect the decline in average realized gold prices and “one-off” type expenditures (such as post acquisition G&A costs for Papillon’s Australian head office, scheduled to be closed in March 2015, and professional fees relating to the Company’s legal claim for the 2011 Masbate SAG mill failure), offset by a 7% increase in the gold sales volume (excluding 20,811 ounces of gold acquired as part of the CGA Merger). The realized gold price for 2014 was $1,260 per ounce compared to a realized price of $1,429 per ounce in 2013.

 Liquidity and Capital Resources

At December 31, 2014, the Company remained in a strong financial position with cash and cash equivalents of $133 million and working capital of $175 million. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the new Otjikoto Mine.

At December 31, 2014, the Company had available a $200 million Senior Credit Facility of which $125 million had been utilized, leaving $75 million available for further borrowings. The Company also has a $40.9 million Otjikoto equipment loan facility available (based on current foreign exchange rates), of which $30.5 million had been drawn down as at December 31, 2014.

For the year ended December 31, 2014, resource property expenditures totaled $311.7 million with the most significant component being Otjikoto Mine construction costs of $173.2 million in the year which included $11.2 million of pre-commercial production and product inventory costs and $1.5 million of expansion costs. Mine construction at the Otjikoto Project was completed ahead of schedule and on budget in the fourth quarter of 2014.

Operations

Otjikoto Mine, Namibia

On February 28, 2015, the new Otjikoto Mine achieved commercial production after a strong start-up following its first gold pour on December 11, 2014, one week ahead of schedule. The ramp up of production continues well ahead of budget.

In December 2014, the Otjikoto mill processed 152,874 tonnes of ore (compared to budget of 93,632 tonnes) and produced 7,159 ounces of gold (compared to budget of 5,228 ounces). For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production will be credited to Otjikoto’s mineral property development costs prior to commercial production. In 2014, Otjikoto continued its exceptional overall safety performance with a Lost Time Incident Frequency Rate of 0.07.

In January 2015, Otjikoto continued its strong ramp up to commercial production ahead of schedule and produced 8,587 ounces against a budget of 8,267 ounces. Better than budgeted performance was attributed to additional mill availability (89.6% versus budget of 70%) and better than anticipated throughput (34% above budget). Cash operating costs for the month of January were $612 per ounce versus a budget of $705 per ounce. February 2015 also saw gold production ahead of budget (10,228 ounces produced versus 8,863 ounces budgeted). This was a product of better grade than January at 1.57 grams per tonne (“g/t”) (versus budget of 1.71 g/t), better mill recoveries at 97.82% (versus budget of 96.17%), and better mill availability at 91.7% for the month (versus budget of 82%). Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput of 65% of faceplate capacity by February 28, 2015, the Otjikoto Gold Project declared commercial production as of that date.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule with the installation of the first additional leach tank to be completed during the first quarter of 2015. Major additional work that must be completed includes installation of a second leach tank, construction of a pebble crusher and associated piping and pumping components. It is anticipated that this work will be completed by August 31, 2015. This will support additional throughput initially from the Otjikoto Mine and subsequently from the fully permitted Wolfshag deposit that is located immediately adjacent to the main Otjikoto deposit. The project continued the excellent health and safety record with no lost time accidents for the months of January and February 2015.

On January 20, 2015, the Company announced a significantly higher grade updated gold mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. (see news release dated 01/20/15). This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The previously released initial inferred resource estimate for the Wolfshag zone was 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold (see news release dated 01/22/14). The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

For 2015, the new Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone.

Masbate Gold Mine - Philippines

The Masbate Mine finished the year with a strong fourth quarter in 2014, producing a quarterly record of 62,972 ounces of gold, approximately 34% (or almost 16,000 ounces) higher than both budget and production in the fourth quarter of 2013. Masbate’s new SAG mill, which was installed (as planned) in the second quarter of 2014, is now running consistently and performing well. In the fourth quarter of 2014, higher grade oxide material from the Colorado pit was processed with mill feed of approximately 72% oxide and gold grades averaging 1.36 g/t. For full-year 2014, the Masbate Mine produced 186,195 ounces of gold compared to 176,483 ounces produced in 2013 (including non-attributable pre-acquisition production of 7,087 ounces). Annual gold production from Masbate increased by approximately 6% in 2014 compared to 2013, even though the Masbate SAG mill was shut down during change-out throughout June 2014. As expected, gold production was temporarily affected in the second quarter of 2014 as the Masbate SAG mill was shut down during change-out from May 29th to June 28th, reducing mill throughput by approximately 54% during this period. In addition, gold production in third quarter of 2014 was also temporarily affected by SAG mill commissioning/maintenance issues. However, by the end of the third quarter of 2014, Masbate’s new SAG mill was running consistently and following final remediation work in early January 2015 is now fully operational.

Masbate’s cash operating costs were $607 per ounce in the fourth quarter of 2014, $160 per ounce below budget and $172 per ounce less than in the prior-year quarter. Per ounce cash operating costs decreased in the quarter, mainly due to the significantly higher gold production. For the year ended December 31, 2014, Masbate’s cash operating costs were $724 per ounce, comparable to both budget of $784 per ounce and $788 per ounce in the same period last year.

Capital expenditures totaled $7.4 million in the fourth quarter of 2014, mainly consisting of mining equipment ($3.4 million), water treatment plant construction costs ($1.1 million) and land purchases ($0.8 million). For the entire year, capital expenditures totaled $39.9 million, mainly for mining equipment ($12.5 million), the SAG mill change-out ($7.8 million), water treatment plant construction costs ($7.2 million), expansion of the tailings dam ($4.8 million) and land acquisition costs ($1.4 million).

The Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce.

La Libertad Gold Mine - Nicaragua

Total annual production from La Libertad Mine in 2014 was a record 149,763 ounces of gold, at the upper end of the Company’s 2014 guidance range of 143,000 to 150,000 ounces, and approximately 8% higher than in 2013. Fourth quarter gold production in 2014 from Libertad was 36,862 ounces (Q4 2013 - 42,709 ounces) of gold. The main reasons for the improved annual production at La Libertad in 2014 were higher throughput (2,190,937 tonnes of ore milled at a grade of 2.26 g/t compared to 2,014,838 tonnes at a grade of 2.29 g/t in 2013) and better gold recoveries (94.3% compared to 93.8% in 2013).

La Libertad’s cash operating costs were $634 per ounce (Q4 2013 - $495 per ounce) in the fourth quarter of 2014. For full-year 2014, La Libertad’s cash operating costs were $572 per ounce, comparable to both budget of $557 per ounce and $563 per ounce in 2013.

Capital expenditures totaled $4.4 million in the fourth quarter of 2014, including Jabali development ($1.5 million) and deferred stripping costs ($0.7 million). For the year ended December 31, 2014, capital expenditures totaled $28.4 million, mainly for deferred stripping ($11.7 million), La Esperanza tailings construction ($6 million) and Jabali development ($3.5 million).

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at a cash operating cost of approximately $605 to $635 per ounce. La Libertad Mine is budgeted to process an average of 6,100 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.06 g/t gold. In 2015, the higher grade ore from the Jabali Central pit and Jabali Antena pit together will form approximately 24% of the mill feed. However, the proportion of Jabali ore processed is planned to increase to approximately 40% in subsequent years. As a result, a higher proportion of lower grade spent ore (16%) is expected to be processed in 2015. Gold recoveries are anticipated to average 94% in 2015.

El Limon Gold Mine - Nicaragua

For full-year 2014, the Limon open pit and underground mine produced 48,045 ounces of gold (2013 – 58,191 ounces), of which 11,970 ounces (Q4 2013 – 15,905 ounces) were produced in the fourth quarter of 2014. In 2014, gold production at Limon was temporarily affected by installation delays for a dewatering system at Santa Pancha 1, inhibiting access to higher grade zones. The installation was successfully completed in early November 2014 and access to Santa Pancha 1 recommenced in December 2014. As a result, gold production at the Limon Mine is forecast to return to normalized levels in 2015.

As a result of lower production, Limon’s cash operating costs per ounce were higher at $886 per ounce in the fourth quarter of 2014, compared to budget of $582 per ounce and $608 per ounce in the fourth quarter of 2013. As gold production returns to planned levels, Limon’s cash operating costs per ounce are expected to significantly decline and also normalize. For full-year 2014, Limon’s cash operating costs were $844 per ounce, compared to budget of $662 per ounce and $652 per ounce in 2013.

Capital expenditures totaled $2.2 million in the fourth quarter of 2014, mainly for underground development costs at Santa Pancha ($0.6 million), deferred stripping costs ($0.9 million) and mine equipment purchases ($0.6 million). For full-year 2014, capital expenditures totaled $15.5 million, mainly for equipment purchases including underground production equipment and pumps ($5.6 million), Santa Pancha underground development ($3.9 million), deferred stripping ($3.7 million) and plant initiatives including electrical upgrades ($2.3 million).

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce. Gold production in 2015 is expected to increase by approximately 25% over 2014 production now that the dewatering system is fully installed and functional at Santa Pancha 1. Higher grade material from underground sources is expected to provide 82% of Limon’s mill feed in 2015.

Development

Fekola Development Project - Mali

On October 3, 2014, the Company completed the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of Papillon Resources Limited (“Papillon”). The Company is committed to advancing Papillon’s Fekola Project and expects that a significant portion of its Otjikoto Mine construction team will provide the core construction team for Fekola. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

In January 2015, the Company purchased the remaining 10% non-controlling interest in the Fekola Project from the minority shareholder of Songhoi Resources SARL, the Malian holding company for the Fekola Project. The purchase price consisted of $21.2 million  in cash and common shares of the Company to be paid over three instalments and the grant of a 1.65% net smelter returns royalty. In connection with the purchase, all legal proceedings between the minority shareholder and Papillon were terminated.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works include the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Current early works construction include: improving the existing access road between Kenieba and the site, construction of a new site access road, stockpiling of sand and gravel, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint. The goal is to complete the critical tasks prior to the rainy season so construction work can continue uninterrupted through all seasons.

The Company is also assessing and optimizing the preliminary economic assessment work previously completed by Papillon. This includes: completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan and potential use of mine contractors, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project by mid-2015. Based on current assumptions, the Company is currently projecting a Fekola Project completion date by as early as the fourth quarter of 2017.

The 2015 exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total exploration budget for 2015 will be $5.6 million.

Outlook

Despite the current challenging gold price environment, the future looks very bright for B2Gold. The Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015. With the commencement of production at the Otjikoto Mine and the promise of our next mine, the robust Fekola Project, on the horizon, our growth as a profitable gold producer is unparalleled in the industry.  Based on current assumptions, B2Gold expects profitable gold production to grow from 380,000 ounces in 2014 to approximately 900,000 ounces in 2018. Perhaps more importantly, the robust projected economics for both projects will continue to lower B2Gold’s consolidated cash operating costs and all-in sustaining costs per ounce of gold.

Following the successful start-up of production and achievement of commercial production ahead of schedule and on budget, in 2015, the Otjikoto Mine is projected to produce 140,000 to 150,000 ounces of gold with cash operating costs estimated in a range of $500 to $525 per ounce. Work is already underway on the expansion of the Otjikoto Mill capacity from 2.5 million to 3 million tonnes per annum, with completion of the expansion anticipated in Q3-2015. Work continues on the open pit and underground mine plan for the high grade Wolfshag Zones adjacent to the Otjikoto ore body. A study incorporating the open-pit and underground mining at Wolfshag into the Otjikoto Mine Plan is expected by the end of 2015. Commencement of mining of the open pit component of Wolfshag is planned for late 2016. Based on the expansion of the mill and current assumptions, the Company expects the Otjikoto Mine to produce 200,000 ounces in both 2016 and 2017 and an average of 190,000 ounces of annual production over an initial 9 year mine life.

Over the past several years B2Gold’s successful mine construction and strong mine operating performance has at times been reflected in the Company’s market valuation, allowing B2Gold to complete accretive acquisitions utilizing the currency of its shares. B2Gold’s experienced in-house technical due diligence team and in-house construction team have allowed the Company to turn accretive development acquisitions into profitable producing mines, on budget and on schedule. In addition, B2Gold’s experienced exploration team has further increased the value of these acquisitions by making additional discoveries on the properties. This work will continue in 2015 with a company-wide exploration budget of $32 million, including both brownfield and greenfield exploration.

With the acquisition of the Fekola Project in Mali in 2014, by way of a merger with Papillon, the Company has added another high quality development project. The Fekola Project, based on the Papillon Preliminary Economic Assessment, demonstrates robust economics with the potential to produce 300,000 ounces of gold annually with cash operating costs of approximately $580 per ounce and all-in sustaining costs of approximately $725 per ounce. The Company is currently conducting a feasibility work program at Fekola with the final feasibility study scheduled for completion mid-year. Road construction and other additional earthworks commenced in February 2015. The Company is again utilizing the in-house construction team that recently completed the construction of the Otjikoto Mine. Based on current assumptions, the Company expects to complete construction at Fekola and commence production ramp-up in late 2017.

Regarding financing for Fekola construction, discussions with the Company’s lenders are ongoing and the Company expects to complete an updated and increased revolving credit facility in the second quarter. Coupled with our substantial operating cash flows, the Company expects that the updated facility will be sufficient to fund the Company’s budgeted expenditures over the next two years including the Fekola construction costs, based on current assumptions.

B2Gold has two additional development projects, the Kiaka Project in Burkina Faso and the Gramalote Project, a joint venture with Anglo Gold in Colombia.

The Kiaka Project hosts a large low grade potential open pit deposit that was acquired through a friendly merger with Volta Resources. A pre-feasibility study completed by Volta indicated a large low grade gold deposit that would likely require higher gold prices than today to be economic. B2Gold will complete a final feasibility study by year-end, to further evaluate the project and its economics at an estimated cost of $5 million.

The Gramalote Project in Colombia (49% B2Gold/51% Anglo Gold), based on a Preliminary Economic Assessment completed by Anglo Gold as operator in 2014, established the potential for a large open pit ore body. While the economics were encouraging, B2Gold and Anglo Gold decided not to proceed with a final feasibility study at Gramalote due to the current gold price. The partners will continue to pursue permitting, and have filed an Environmental impact assessment with the government early in 2015. The Company views the Gramalote Project as a significant asset in a better gold price environment.

In conclusion, it is rewarding to look back on 2014, another year of successful production and growth for B2Gold. Over the last few years, the Company has established itself as a profitable growth oriented intermediate gold producer. B2Gold is looking forward to future success with the development of the robust Fekola Project, as the next stage in its profitable growth. While the gold sector has suffered in part due to lower gold prices, the Company believes that its dramatic, profitable growth will ultimately be reflected in its market valuation.

Fourth Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its fourth quarter and year end 2014 results before the North American markets open on Friday, March 13, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, March 13, 2015 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=173677. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 9572766).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or re-categorization of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, requirements for and sources of financing for expansion projects, the potential expansion  of the Otjikoto mill, the decision to proceed with the development of, the potential completion of, and production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with preliminary economic assessments and pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2014	For the three months ended Dec. 31, 2013	For the twelve months ended Dec. 31, 2014	For the twelve months ended Dec. 31, 2013

Gold revenue	$122,422	$138,054	$486,624	$544,272

Cost of sales

Production costs	(69,194)	(66,341)	(263,739)	(261,896)
Depreciation and depletion	(29,846)	(31,528)	(112,556)	(85,855)
Royalties and production taxes	(4,504)	(4,147)	(16,461)	(16,706)
Inventory fair value adjustments on CGA acquisition	-	-	-	(32,869)

Total cost of sales	(103,544)	(102,016)	(392,756)	(397,326)

Gross profit	18,878	36,038	93,868	146,946

General and administrative	(9,957)	(7,924)	(37,977)	(31,869)
Share-based payments	(2,665)	(4,687)	(16,105)	(18,328)
Provision for non-recoverable input taxes	(13,503)	(1,515)	(16,264)	(3,132)
Foreign exchange losses	(3,533)	(3,092)	(3,983)	(4,748)
Impairment of goodwill and other long-lived assets	(435,981)	-	(734,378)	-
Write-off of mineral property interests	(21,101)	-	(21,465)	(9,564)
CGA acquisition costs	-	-	-	(5,859)
Gain on sale of Brucejack royalty	-	-	-	44,496
Other	(5,300)	(273)	(4,994)	(1,744)

Operating (loss) income	(473,162)	18,547	(741,298)	116,198

Gain on fair value of convertible notes	20,970	14,182	9,797	22,815
Community relations	(1,733)	(3,351)	(7,529)	(8,079)
Interest and financing expense	(1,277)	(1,654)	(5,695)	(5,597)
Realized losses on derivative instruments	(594)	(1,574)	(1,867)	(4,815)
Unrealized gains (losses) on derivative instruments	(1,992)	3,005	(50)	(2,660)
Write-down of long-term investments	(4,187)	(2,071)	(7,194)	(20,552)
Convertible notes transaction costs	-	(657)	-	(9,683)
Other	954	(241)	2,386	(522)

(Loss) income before taxes	(461,021)	26,186	(751,450)	87,105

Current income tax, withholding and other taxes	(5,305)	(6,541)	(24,251)	(22,899)
Deferred income tax recovery	109,576	6,575	109,316	3,097

Net (loss) income for the period	$(356,750)	$26,220	$(666,385)	$67,303

Attributable to:
Shareholders of the Company	$(355,625)	$26,220	$(665,273)	$67,303
Non-controlling interests	(1,125)	-	(1,112)	-

Net (loss) income for the period	$(356,750)	$26,220	$(666,385)	$67,303

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.39)	$0.04	$(0.90)	$0.11
Diluted	$(0.39)	$0.02	$(0.90)	$0.07

Weighted average number of common shares outstanding (in thousands)
Basic	914,931	651,005	741,097	636,130
Diluted	914,931	719,717	741,097	663,785

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2014	For the three months ended Dec. 31, 2013	For the twelve months ended Dec. 31, 2014	For the twelve months ended Dec. 31, 2013

Operating activities
Net (loss) income for the period	$(356,750)	26,220	(666,385)	67,303
Mine restoration provisions settled	(767)	(269)	(1,721)	(1,073)
Non-cash charges	380,077	13,244	790,827	87,482

Cash provided by operating activities before changes in non-cash working capital	22,560	39,195	122,721	153,712

Changes in non-cash working capital	16,827	2,649	3,773	3,484
Changes in long-term value added tax receivables	(823)	(3,492)	(12,794)	(9,369)

Cash provided by operating activities	38,564	38,352	113,700	147,827

Financing activities
Revolving credit facilities, net drawdowns and transaction costs	(50)	-	73,717	95,952
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	9,168	19,689	9,168
Repayment of Otjikoto equipment loan facility	(1,522)	-	(5,449)	-
Payment of finance lease obligations	-	(2,009)	(16,017)	(7,955)
Repayment of Libertad equipment loan	(217)	(260)	(868)	(562)
Convertible notes, net of transaction costs	-	(657)	-	249,067
Repayment of revolving credit facilities	-	-	-	(50,000)
Masbate project loan repayments	-	-	-	(18,524)
Common shares issued for cash	56	-	2,820	2,369
Restricted cash movement	(700)	(1,149)	(3,725)	7,851
Interest and commitment fees paid	(1,435)	(766)	(13,896)	(2,925)
Common shares issued by subsidiary to EVI for cash	-	-	-	5,095

Cash provided by financing activities	(3,868)	4,327	56,271	289,536

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(17,282)	(22,694)	(136,069)	(83,469)
Otjikoto, mobile mine equipment	205	(5,316)	(7,391)	(46,539)
Otjikoto, power plant	(3,434)	(15,090)	(6,677)	(30,635)
Otjikoto, prestripping	(1,054)	(2,625)	(10,293)	(6,697)
Otjikoto, expansion	(404)	-	(1,518)	-
Otjikoto, pre-commercial production operating costs	(11,232)	-	(11,232)	-
Gramalote, prefeasibility and exploration	(2,972)	(3,898)	(14,015)	(47,979)
Masbate Mine, development and sustaining capital	(7,390)	(10,498)	(39,889)	(31,344)
Libertad Mine, development and sustaining capital	(2,190)	(3,057)	(22,233)	(17,506)
Libertad Mine, Jabali development	(2,252)	(3,211)	(6,130)	(14,514)
Limon Mine, development and sustaining capital	(2,219)	(4,463)	(15,539)	(16,992)
Other exploration and development	(15,880)	(5,907)	(40,670)	(28,222)
Sale (purchase) of EVI preference shares	-	-	5,487	(6,458)
Loan to EVI	-	-	-	(5,000)
Cash acquired on Papillon acquisition	-	-	32,189	-
Papillon acquisition costs paid	(14,890)	-	(14,890)	-
Cash acquired on CGA acquisition	-	-	-	56,088
CGA acquisition costs paid	-	-	-	(16,012)
Cash acquired on Volta acquisition, net of transaction costs	-	3,217	-	3,217
Cash proceeds from sale of Brucejack royalty	-	-	-	44,496
Purchase of long-term investments	-	-	(1,694)	(3,997)
Other	(184)	(148)	421	(1,013)

Cash used by investing activities	(81,178)	(73,690)	(290,143)	(252,576)

Increase (decrease) in cash and cash equivalents	(46,482)	(31,011)	(120,172)	184,787

Cash and cash equivalents, beginning of period	179,046	283,747	252,736	67,949

Cash and cash equivalents, end of period	$132,564	252,736	132,564	252,736

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
Assets	2014	2013
Current

Cash and cash equivalents	$132,564	$252,736
Accounts receivable and prepaids	14,446	26,273
Value-added and other tax receivables	16,671	19,823
Inventories	95,991	75,665

	259,672	374,497

Assets classified as held for sale	2,787	-

Long-term investments	18,408	20,769

Value-added tax receivables	25,405	28,875

Mining interests
- Owned by subsidiaries	1,722,807	1,517,277
- Investments in joint ventures	67,926	150,168

Goodwill	-	202,070

Other assets	21,593	16,070

	$2,118,598	$2,309,726

Liabilities
Current
Accounts payable and accrued liabilities	$53,055	$65,812
Current taxes payable	16,610	15,658
Current portion of long-term debt	10,456	12,965
Current portion of unrealized fair value of derivative instruments	2,406	2,563
Current portion of mine restoration provisions	1,062	1,351
Other	1,130	472

	84,719	98,821

Liabilities associated with assets held for sale	4,009	-

Unrealized fair value of derivative instruments	694	205

Long-term debt	368,832	300,447

Mine restoration provisions	51,957	45,449

Deferred income taxes	77,579	186,811

Employee benefits obligation	5,468	6,626

	593,258	638,359

Equity
Shareholders’ equity

Share capital

Issued: 917,652,046 common shares (Dec 31, 2013 – 674,719,721)	2,018,468	1,519,217

Contributed surplus	59,789	52,333

Accumulated other comprehensive loss	(71,553)	(40,539)

Retained earnings (deficit)	(536,617)	132,640

	1,470,087	1,663,651

Non-controlling interests	55,253	7,716

	1,525,340	1,671,367

	$2,118,598	$2,309,726